Filed Pursuant to Rule 253(g)(2)
File No. 024-12110

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 8 DATED JUNE 22, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

EVO Controlled Subsidiary - Supplemental Loan

On December 20, 2019, we directly acquired ownership of a “majority-owned subsidiary” (the “EVO Controlled Subsidiary”) for an initial purchase price of $6,000,000, which was the initial stated value of our equity interest in the EVO Controlled Subsidiary (the “EVO Equity REIT Investment”). Inclusive of the EVO Equity REIT Investment, the EVO Controlled Subsidiary was capitalized with $43,300,000 in equity contributions from us and another eREIT managed by our manager.  The EVO Controlled Subsidiary used the proceeds to acquire a single mid-rise multifamily property totaling 376 units located at 8760 W Patrick Lane, Las Vegas, NV 89148 (the “EVO Property”). More details on this acquisition can be found here.

The EVO Property was acquired for a purchase price of approximately $104,500,000. To date, approximately $845,000 has been spent on common area and unit improvements.

At the initial closing of the EVO Property, senior financing was provided through the assumption of a $55,090,000 senior loan and a $5,500,000 supplemental loan from Freddie Mac (together, the “EVO Senior Loan”). The EVO Senior Loan featured a remaining term of approximately nine years interest-only until maturity at a fixed rate of approximately 4.60% and a loan-to-value ratio of approximately 60.0%.

On May 31, 2023, Northmarq Capital LLC, / Freddie Mac provided a $9,090,000 supplemental loan with a 6.98% fixed interest rate and full term interest-only (the “EVO Supplemental Loan”), bringing the combined loan balance to $69,680,000 and the loan-to-value ratio, based on a lender-engaged appraisal, to approximately 56.2%. The appraised value of $123,980,000 represents a 19% increase in value compared to the $104,500,000 purchase price.

As a result of the EVO Supplemental Loan, we have received a cash distribution of approximately $1,198,000.